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SEC FILE NUMBER
8-68869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

...to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BentallGreenOak Real Estate US LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

399 Park Avenue, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shahzad Punjwani	604-716-3667	shahzad.punjwani@bgo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 Third Avenue, Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shahzad Punjwani, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BentallGreenOak Real Estate US LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela Margaret Palmer, Notary Public, City of Toronto, limited to the attestation City of Toronto, limited to the attestation for BentallGreenOak (Canada) Limited Partnership and its subsidiaries, associated companies and affiliates. Expires September 4, 2025.

Notary Public

Signature:

Title: Director, FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BentallGreenOak Real Estate US LLC

Statement of Financial Condition
December 31, 2024
Filed Pursuant to Rule 17a-5(e)(3) As a Public Document

BentallGreenOak Real Estate US LLC
Index
As of December 31, 2024

Page(s)

Financial Statements:

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition .... 3 - 5

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Managing Member
BentallGreenOak Real Estate US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BentallGreenOak Real Estate US LLC (the "Company") as of December 31, 2024, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 25, 2025

We have served as the Company's auditor since 2021.

BentallGreenOak Real Estate US LLC
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	1,731,960
Due from affiliated entities		353,740
Prepaid expenses		59,823
Total assets	**$**	**2,145,523**
Liabilities and Member's Equity		
Accrued expenses	$	57,112
Due to affiliated entities		340,166
Total liabilities		**397,278**
Member's equity		1,748,245
Total liabilities and member's equity	**$**	**2,145,523**

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

BentallGreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 9, 2012. The Company is a wholly-owned subsidiary of BGO US Real Estate, LP ("BGO LP", or the "Parent"), and an indirectly-owned subsidiary of BentallGreenOak (U.S.) Limited Partnership ("BGO US LP"). The primary functions of the Company are to act as an advisor on specific transactions or as a general corporate advisor, to provide marketing and investor relations services to certain affiliated entities and to act as a dealer manager that will wholesale public non-traded real estate investment trust ("REITS") & underwrite public REITS on a best effort basis only. The Company does not execute, clear or settle transactions for clients, hold customers' securities, or perform custodial functions related to customers' accounts.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates made include the bonus expense of shared employees allocated to the Company by BGO US LP and its affiliates. These estimates and assumptions are based on management's best estimates and judgment. Actual results may significantly differ from those estimates.

Segment Reporting:

The Company operates as a single operating segment. The chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in services or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, Segment Reporting. For single reportable segment-level financial information and total assets, see the statements of financial condition and notes to statement of financial condition.

Cash

Cash includes cash in banks held with a major financial institution.

Concentration risk
The Company is exposed to concentration risk in the event that its affiliated clients are unable to fulfill their remaining contractual commitments. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients, including its affiliates, and ensure that client engagements are executed properly. All of the firm's revenue is derived from its affiliate BGO US LP.

Income taxes
The accounts of the Company are included as part of a consolidated group which is treated as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2024, the Company has no material deferred tax assets or liabilities.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. While the regulatory capital may change during the year, at December 31, 2024, the Company had net capital requirements of $26,485 and Excess Net Capital, as defined, of $1,308,197. The Company's net capital ratio at December 31, 2024 was 0.30 to 1.

As of and for the year ended December 31, 2024, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary securities (PAB) accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4. Related Party Transactions

The Company entered into an Expense Sharing and Services Agreement ("Agreement") dated January 1, 2021 with BGO US LP, whereby BGO US LP will provide certain resources, including personnel, facilities and services, as required in the normal course of the Company's business. In consideration for the agreement, the Company will provide Broker-Dealer services to BGO US LP, on a monthly basis, in an amount equal to the total expenses incurred by the Company in that month, less any fees earned by the Company from affiliates in that month. Service fees outstanding are included within Due from affiliated entities in the Statement of Financial Condition and totaled $353,740 and $593,891 as of December 31, 2024, and 2023, respectively. This cost recovery fee model has the effect of preserving the Company's capital, as net income under the arrangement is equal to zero.

Additionally, the Company provides certain marketing and investor relations services with respect to certain investment funds managed by BentallGreenOak Real Estate Advisors LP ("BGO Advisors", formerly GreenOak Real Estate Advisors LP), a subsidiary of BGO LP. For the expenses that are incurred by the Company in providing the services, each recipient pays its allocable share of the expenses. The expenses incurred by BGO Advisors is subject to the terms of the Agreement of BGO US LP. As of December 31, 2024, $340,166 was outstanding and is included within Due to affiliated entities in the Statement of Financial Condition.

The Company entered into a Dealer Manager Agreement with BGO Industrial Real Estate Income Trust, Inc. on June 7, 2023, whereby the Company is appointed as agent and distributor for the purpose of selling shares to the public and will earn compensation in consideration of services. The Company will earn deal manager fees, selling commissions and servicing fees. The Company earned nil revenues from the Dealer Manager Agreement in 2024.

5. Commitments and contingencies

Financial Accounting Standards Board ("FASB") Accounting Standards Codification 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Subsequent Events

As of February 25, 2025, the date the financial statements were issued, the Company determined that there are no events requiring disclosure.